UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 10, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

June 10, 2011

To whom it may concern

Corporate Name	:	Mizuho Financial Group, Inc.
Representative	:	Takashi Tsukamoto, President & CEO
Head Office	:	5-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo, Japan
Code Number	:	8411 (TSE 1st Sec., OSE 1st Sec.)

Re: Management Changes for the Mizuho Financial Group

Mizuho Financial Group, Inc. hereby announces changes in the directors, and executive officers (including changes in their areas of responsibility) of the following entities within the Group:

Mizuho Financial Group, Inc.

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Tel: +81-(0)3-5224-2026 Public Relations Office Corporate Communications Mizuho Financial Group, Inc.

[Mizuho Financial Group, Inc. (MHFG)]

Name	New Position (effective as of June 21, 2011)	Current Position
Mr. Junichi	Deputy President	Mizuho Corporate Bank, Ltd.
Nishizawa	(Representative Director)	Managing Director and
	Head of Human Resources Group	Managing Executive Officer
Chief Risk Officer,
Chief Human Resources Officer

Mr. Masaaki	Managing Director and	Managing Executive Officer
Kono	Managing Executive Officer	Head of Risk Management Group,
	Head of Risk Management Group	Head of Human Resources Group
	and Head of Compliance Group	and Head of Compliance Group

The appointment of Messrs. Junichi Nishizawa and Masaaki Kono as directors is subject to approval at the regular general meeting of shareholders of MHFG to be held on June 21, 2011.

[Mizuho Bank, Ltd. (MHBK)]

Name	New Position (effective as of June 10, 2011)	Current Position
Mr. Masatoshi	Deputy President	Deputy President
Yano	(Representative Director)	(Representative Director)
	Branch Network Planning Division	Compliance Group,
Branch Banking Division,
Branch Network Planning Division

Mr. Makio	Deputy President - Executive Officer	Managing Executive Officer
Tanehashi	Branch Banking Division	Credit Department

Mr. Shin	Managing Director and	Managing Director and
Kuranaka	Managing Executive Officer	Managing Executive Officer
	Risk Management Group,	Risk Management Group,
	Human Resources Group,	Human Resources Group,
	Compliance Group	Compliance Group (joint),
General Manager of
Credit Risk Management Division

Mr. Yoshinori	Managing Director and	Managing Director and
Yukimoto	Managing Executive Officer	Managing Executive Officer
	Credit Department	Branch Banking Division

Mr. Tadayuki	Managing Executive Officer	Managing Executive Officer
Hagiwara	IT & System Group	IT & System Group,
Operations Group,
Customer Satisfaction Division

Mr. Hirohisa	Managing Executive Officer	Managing Executive Officer
Kashiwazaki	Financial Control and Accounting Group,	Strategic Planning Group,
	Customer Satisfaction Division	Financial Control and Accounting Group

Mr. Shirou	Managing Executive Officer	Managing Executive Officer
Tomiyasu	Credit Department	Credit Department,
General Manager of
Corporate Strategy Division III

Mr. Yasunori	Managing Executive Officer	Managing Executive Officer
Tsujita	Operations Group,	Personal Banking Group,
	Strategic Planning Group	General Manager of
Personal Marketing Division

Mr. Nobuyuki	Managing Executive Officer	Managing Executive Officer
Nitta	Branch Banking Division,	General Manager of
	Compliance Group (joint)	Compliance Division

Name	New Position (effective as of June 10, 2011)	Current Position
Mr. Motohiro	Managing Executive Officer	Managing Executive Officer
Kaneko	Branch Banking Division	Branch Banking Division,
General Manager of
Head Office

Mr. Yuuichi	Managing Executive Officer	Managing Executive Officer
Tao	Branch Banking Division	General Manager of
Branch Banking Division

Mr. Tetsuhiko	Managing Executive Officer	Executive Officer
Saito	Personal Banking Group,	General Manager of
	General Manager of	Shimbashi Corporate Banking Department
	Personal Marketing Division	of Shimbashi Branch

Mr. Toru	Executive Officer	Executive Officer
Egawa	General Manager of	General Manager of
	Head Office	Corporate Planning Division
and Head of Business Process
Re-engineering Office

Mr. Shinya	Executive Officer	Executive Officer
Yamamuro	General Manager of	General Manager of
	Nihonbashi Corporate Banking Department	Shibuya-chuo Branch
of Nihonbashi Branch

Mr. Yukihisa	Executive Officer	Executive Officer
Matsumoto	Branch Banking Division	General Manager of
Branch Banking Division
-Personal Business Unit I

Mr. Katsuyuki	Executive Officer	Executive Officer
Iuchi	General Manager of	General Manager of
	Corporate Banking Planning Division	Yaesuguchi Branch

Mr. Tetsuo	Executive Officer	Mizuho Financial Group, Inc.
Iimori	General Manager of	Executive Officer
	Corporate Planning Division	General Manager of
	and Head of Business Process	Corporate Planning
Re-engineering Office

Mr. Masahiko	Executive Officer	Executive Officer
Chiba	General Manager of	General Manager of
	Branch Banking Division	Shibuya Branch

Name	New Position (effective as of June 10, 2011)	Current Position
Mr. Masami	Executive Officer	Executive Officer
Kamo	General Manager for	General Manager of
	Head Office	Wealth Marketing Division

Name	New Position (effective as of June 20, 2011)	Current Position
Mr. Makio	Deputy President	(Mentioned above)
Tanehashi	(Representative Director)
Branch Banking Division

Mr. Shin	Managing Director and	(Mentioned above)
Kuranaka	Managing Executive Officer
Risk Management Group,
Compliance Group

Mr.Yasuhiro	Director	Mizuho Financial Group, Inc.
Sato		Director,
Mizuho Corporate Bank, Ltd.
President & CEO
(Representative Director)

Mr. Junichi	Managing Executive Officer	Mizuho Corporate Bank, Ltd.
Nishizawa	Human Resources Group	Managing Director and
Managing Executive Officer
Chief Risk Officer,
Chief Human Resources Officer

Mr. Yoshinori	Managing Executive Officer	(Mentioned above)
Yukimoto	Credit Department

Mr. Toshihiko	Managing Executive Officer	Mizuho Information & Research Institute, Inc.
Fukuzawa	IT & System Group	Deputy President

Mr. Tadayuki	Retired	(Mentioned above)
Hagiwara

The appointment of Messrs. Makio Tanehashi and Yasuhiro Sato as directors is subject to approval at the regular general meeting of shareholders of MHBK to be held on June 20, 2011.

Name	New Position (effective as of July 4, 2011)	Current Position
Mr. Ken	Executive Officer	Executive Officer
Nakamura	General Manager of	General Manager of Kyobashi Branch
	Kyobashi Branch Division II	and General Manager of
Kyobashi Branch Division I

Mr. Kenichi	Executive Officer	Executive Officer
Kaneko	General Manager of	General Manager of Ginza Branch
	Ginza Branch Division II	and General Manager of
Ginza Branch Division I

Mr. Toru	Executive Officer	(Mentioned above)
Egawa	General Manager of Head Office
and General Manager of
Head Office Division I

Mr. Seiichi	Executive Officer	Executive Officer
Kondo	General Manager of	General Manager of
	Kobunacho Branch Division II	Kobunacho Branch
and General Manager of
Kobunacho Branch Division I

Mr. Tarou	Executive Officer	Executive Officer
Takahashi	General Manager of	General Manager of
	Tokyo-chuo Branch Division II	Tokyo-chuo Branch

Mr. Shinya	Executive Officer	(Mentioned above)
Yamamuro	General Manager of
Nihonbashi Branch Division II

Mr. Masami	Executive Officer	(Mentioned above)
Kamo	General Manager of
Head Office Division II

[Mizuho Corporate Bank, Ltd. (MHCB)]

Name	New Position (effective as of June 20, 2011)	Current Position
Mr. Shuichi Honda	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Risk Officer, Chief Operations Officer	Managing Director and Managing Executive Officer Chief Strategy Officer, Chief Operations Officer

Mr. Nobuhide Hayashi	Managing Director and Managing Executive Officer Head of International Banking Unit	Managing Executive Officer Head of International Banking Unit

Mr. Junichi Nishizawa	Managing Executive Officer Chief Human Resources Officer	Managing Director and Managing Executive Officer Chief Risk Officer, Chief Human Resources Officer

The appointment of Mr. Nobuhide Hayashi as director is subject to approval at the regular general meeting of shareholders of MHCB to be held on June 20, 2011.